FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

May 9, 2012

Item 3.	News Release:

A news release announcing the material change was issued on May 9, 2012 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced its intention to commence a dutch auction tender offer.

Item 5.	Full Description of Material Change:

The Company announced its intention to commence a dutch auction tender offer to repurchase up to US$800,000 of its common shares at a cash purchase price not greater than US$5.00 per share, nor less than US$4.10 per share

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

May 9, 2012